MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

August 20, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
cc:	Alla Berenshteyn
cc:	Daniel Greenspan
cc:	Perry Hindin

Re:	Mylan N.V.
Amendment No. 3 to the Registration Statement on Form S-4
Filed August 6, 2015
File No. 333-203873

Definitive Proxy Statement on Schedule 14A Filed July 28, 2015 File No. 333-199861

Forms 425 Filed August 10 and 13, 2015 File No. 001-36353

Dear Mr. Riedler:

We refer to the letter dated August 14, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan” or the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Mylan’s Amendment No. 3 to the Registration Statement on Form S-4, Commission File No. 333-203873, filed on August 6, 2015 (the “Registration Statement”), Mylan’s Definitive Proxy Statement on Schedule 14A, Commission File No. 333-199861, filed on July 28, 2015 (the “Proxy Statement”) and Mylan’s Forms 425 filed on August 10, 2015 and August 13, 2015, Commission File No. 001-36353, in connection with Mylan’s proposed acquisition of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), by Mylan (the “Transaction”, the “Proposal” or the “Acquisition”).

Concurrently with this response letter, Mylan is electronically transmitting a supplement to the Proxy Statement (the “Proxy Supplement”). The Proxy Supplement includes supplemental information relating to Mylan’s reduction of the acceptance condition to its offer for Perrigo. We have enclosed for your convenience six copies of the Proxy Supplement. We will file at a later date Amendment No. 4 to the Registration Statement that will include revisions consistent with the Proxy Statement Supplement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Mylan’s response to each comment. The page numbers in the responses refer to pages in the Proxy Supplement.

1.	We note the press release dated August 13, 2015 announcing that Mylan has lowered the acceptance condition on the exchange offer from 80% to greater than 50% of Perrigo ordinary shares. Please update the registration statement and proxy statement accordingly. Please advise us how Mylan intends to disseminate changes in its proxy statement to incorporate this additional information, along with any information added in response to our comments below, to its shareholders.

Response: The Staff’s comment is noted. We respectfully note that the Proxy Statement describes Mylan’s option to reduce the acceptance condition to its offer to acquire Perrigo and that we filed the press release announcing this reduction as additional solicitation material. We also have included disclosure in the Proxy Supplement that Mylan has exercised this option, as well as additional disclosure consistent with the topics raised in the Staff’s other comments raised in the Comment Letter. We respectfully advise the Staff that we intend to disseminate the Proxy Supplement by filing the Proxy Supplement with the SEC.

2.	Given the possibility that Mylan could complete the offer without being able to acquire compulsorily the remaining Perrigo ordinary shares that Mylan does not already own, please supplement the disclosure in the proxy statement and prospectus, including the risk factor disclosure on pages 28 and 27, respectively, to indicate the challenges Mylan may face in its attempt to acquire the remaining Perrigo ordinary shares. Include in such disclosure a discussion of following:

•	Any purchases that Mylan makes in the open market following the Exchange Offer would not count toward the 80% threshold need to acquire compulsorily the remaining Perrigo ordinary shares that Mylan did not own;

•	Irish law would prohibit Mylan from purchasing Perrigo shares on better terms than in the Exchange Offer for a full six months after the consummation of the Exchange Offer. In addressing this point, please also disclose the effect such prohibition would have on Mylan’s ability to purchase Perrigo ordinary shares in the market during that period;

•	If Mylan chose to launch an additional tender offer, it would be required to receive tenders from 80% of the shares not held by Mylan from a majority in number of shareholders other than Mylan in order to reach the threshold for a compulsory acquisition;

•	If Mylan attempted to do a scheme of arrangement, it would need the approval of 75% of the voting power and a majority in number of the non- Mylan owned shares; and

•	Following acquisition of less than 80% of Perrigo shares, any attempts by Mylan to de-list Perrigo shares may face shareholder challenges in the Irish courts on the basis that de-listing constitutes an “oppressive action.”

Response: The Staff’s comment is noted. We respectfully advise the Staff that under “Additional Considerations” beginning on page 3 of the Proxy Supplement we have included disclosure regarding the alternatives available to Mylan, and the challenges Mylan may encounter, in the event that Mylan does not acquire at least 80% of Perrigo’s ordinary shares in the offer and elects to seek to acquire the remaining Perrigo ordinary shares.

3.	Refer to our preceding comment. Please also supplement the existing disclosure in both the proxy statement and prospectus to indicate the potential risks resulting from Perrigo remaining a public company with Mylan as a majority shareholder (as opposed to Mylan acquiring 100% of Perrigo) following consummation of the exchange offer. Such additional disclosure should include a discussion of the following:

•	Mylan’s ability to realize its projected synergies of $800 million;

•	Whether and which of Mylan’s synergy assumptions will be affected and the extent those effects, if any, reduce claimed synergies (quantifying, if possible, the effect of such reductions);

•	Whether the claims on slide 17 of the investor presentation suggesting that there would be anywhere from $8 to $12 billion in capitalized value of after-tax synergies would still exist;

•	Whether Mylan would be able to achieve to the same extent the anticipated operational synergies referenced on page 14 of the investor presentation, e.g. “Overlapping R&D operations to allow for more efficient and enhanced product development,” “Vertical integration and manufacturing rationalization” and “Opportunity to combine sales infrastructure;” and

•	Whether Perrigo’s public company reporting and compliance costs would continue or could be eliminated.

Response: The Staff’s comment is noted. We respectfully advise the Staff that we have included disclosure describing the potential risks resulting from Mylan not acquiring 100% of Perrigo’s ordinary shares under “Additional Considerations” beginning on page 3 of the Proxy Supplement. We also respectfully advise the Staff that Mylan has carefully reviewed Perrigo’s publicly available information in connection with estimating the annual pre-tax operational synergies from the Transaction and believes based on its prior experience integrating other acquired companies, including Mylan Laboratories Limited (formerly Matrix Laboratories Limited), which Mylan acquired less than 100% of in 2007 and operated as a controlled subsidiary until 2015, that it can successfully manage the risks relating to acquiring less than 100% of Perrigo ordinary shares and realize the anticipated operational synergies from the Transaction. Accordingly, the possibility of operating Perrigo as a controlled subsidiary does not change any of Mylan’s key assumptions regarding the categories of operational synergies available or the potential opportunity within each category, and Mylan continues to believe that the Transaction will result in at least $800 million of annual pre-tax operational synergies by the end of year four following consummation of the Transaction.

4.	Refer to page 9 and 21 of the investor presentation. In light of Mylan’s reduction in the acceptance threshold, please ensure that future investor presentations that discuss the benefits of the “Perrigo Transaction” to Mylan shareholders clarify that such benefits are based on Mylan acquiring 100% of the Perrigo shares which may not be realized were Mylan to acquire less than 80% of Perrigo ordinary shares in the exchange offer.

Response: The Staff’s comment is noted. We will include clarification where appropriate in future investor presentations that discuss the benefits of the Transaction to Mylan shareholders if such anticipated benefits are based on the assumption that Mylan will acquire 100% of Perrigo ordinary shares, which may not be realized were Mylan to acquire less than 80% of Perrigo ordinary shares in the offer.

5.	In light of Mylan’s reduction in the acceptance threshold, we believe additional pro forma presentation should be made to give effect to the range of possible results. Please revise your pro forma presentation to include an additional column showing the pro forma financial results if only the minimum number of Perrigo ordinary shares necessary to satisfy the revised acceptance condition are tendered. Refer to Rule 11-02 (8) of Regulation S-X.

Response: The Staff’s comment is noted. We respectfully advise the Staff that in the event that Mylan did not acquire 100% of Perrigo’s ordinary shares in the Transaction, Mylan would reflect in its consolidated financial statements the noncontrolling interest related to Perrigo as a separate component of equity along with the corresponding net income or loss attributable to the noncontrolling interest based upon the relative ownership percentages of Mylan and the remaining Perrigo shareholders. We have included under “Additional Unaudited Pro Forma Financial Information” on page 6 of the Proxy Supplement summary supplemental pro forma financial information showing the impact on pro forma indebtedness, shareholder equity, interest expense, net income and earnings per share at 50.1%, 75% and 100% ownership of Perrigo ordinary shares.

6.	We note that Mylan filed its June 30, 2015 Form 10-Q on August 6, 2015 and Perrigo filed its Form 10-K on August 14, 2015. Please ensure that the selected historical consolidated information, selected unaudited pro forma financial information, and the incorporation of certain documents by reference sections are updated accordingly.

Response: The Staff’s comment is noted. We will update the historical financial information, pro forma financial information and the incorporation of certain documents by reference sections in Amendment No. 4 to the Registration Statement.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	John D. Sheehan, Mylan N.V.
Thomas E. Dunn, Cravath